Mail-Stop 4561
								November 14, 2006

Via facsimile and U.S. Mail
Mr. Randy Cheveldave
Chief Executive Officer and Chief Financial Officer
Yaletown Capital, Inc.
Suite 200- 3083 Grandview Hwy.
Vancouver, B.C. V5M 2E4

Re:    Yaletown Capital, Inc.
                      Amendment No. 1 to Form SB-1
	          File No. 333-136621
                      Filed October 30, 2006

Dear Mr. Cheveldave:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management Team, page 21
1. Revise to indicate the number of hours per week (or full-time)
Mr.
Cheveldave will work for the Company.

Financial Statements
General
2. Please revise the Statement of Stockholders` Equity to clearly label and distinguish the six months ended September 30, 2006 as unaudited.


Balance Sheet, page 31
3. We note your response to comment 17 of our letter dated
September
8, 2006. It appears the maximum limit of the shareholder loan contains a typo. Please revise your filing to properly disclose the maximum limit of the shareholder loan.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







Any accounting questions should be directed to Matthew Komar at
(202)
551-3781 or Don Walker, Senior Assistant Chief Accountant at (202) 551-3490. All other questions regarding the comments may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3491.

						Sincerely,

						Todd Schiffman
						Assistant Director
						Financial Services Group



CC:	Via U.S. Mail and Fax: (817) 282-5886
	Aaron D. McGeary, Esq.
	The McGeary Law Firm
      405 Airport Fwy.
      Suite 5
      Bedford, Texas 76021


Mr. R. Cheveldave
Yaletown Capital, Inc.
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